UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
TRANS1 INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
89385X 105
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89385X 105	Page	2	of	6
SCHEDULE 13G

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Andrew Cragg, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		621,605 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		621,605 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

621,605 shares of Common Stock (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.02%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Includes 27,000 shares subject to options exercisable within 60 days of the Date of Event reported on the facing page of this Schedule 13G and 125,000 shares of common stock held by Mr. Cragg’s wife, Kristen Cragg.

(2)	Based upon 20,560,807 shares of the Issuer’s Common Stock outstanding as of March 5, 2009, as set forth in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2009.

CUSIP No.	89385X 105	Page	3	of	6
This Amendment No. 1 amends the Schedule 13G previously filed by Andrew Cragg, M.D. with the SEC on November 20, 2007.
Item 1.
(a)	Name of Issuer:

TranS1, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

411 Landmark Drive

Wilmington, NC 28412-6303
Item 2.
(a)	Name of Person(s) Filing:

Andrew Cragg, M.D.

(b)	Address of Principal Residence:

5024 Bruce Ave.

Edina, MN 55424

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

89385X 105
Item 3.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No.	89385X 105	Page	4	of	6
Item 4. Ownership.
(a)	Amount beneficially owned: See Item 9 of Cover Page

(b)	Percent of class: See Item 11 of Cover Page

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote of:

See Item 5 of Cover Page

(ii)	shared power to vote or to direct the vote of:

See Item 6 of Cover Page

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of Cover Page

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of Cover Page
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.

CUSIP No.	89385X 105	Page	5	of	6
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	89385X 105	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Andrew Cragg, M.D.
Dated: April 16, 2009	/s/ Andrew Cragg, M.D.
Andrew Cragg, M.D.